Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
May 13, 2019
By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Ameen Hamady
Office of Manufacturing and Construction

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2018
Filed January 28, 2019
Form 10-Q for the Period Ended February 28, 2019
Filed April 8, 2019
File No. 001-11749

Ladies and Gentlemen:
The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated May 1, 2019, regarding the above referenced Form 10-K and Form 10-Q. For your convenience, the Staff’s comment precedes each response in this letter.
Form 10-Q for the period ended February 28, 2019
Basis of Presentation
Recently Adopted Accounting Pronouncements, page 7
Comment No. 1
We note your disclosure that states you adopted ASC 606 in the three months ended February 28, 2019. Please tell us your consideration of the other disclosures set forth in ASC 606-10-50 (e.g., explanations of your performance obligations, transaction price allocated to remaining performance obligations, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practices in each quarterly report in the year of adoption.

Response
We considered all disclosures set forth in ASC 606-10-50 and determined these were either not applicable, not material or provided elsewhere within the Form 10-Q for the period ended February 28, 2019.
For the disclosure of performance obligations, as provided by ASC 606-10-50-14, Lennar elected the practical expedient as any material performance obligations were part of contracts with an original expected duration of one year or less. As such, Lennar did not disclose any transaction price allocated to remaining performance obligations as these were immaterial.
Consistent with ASC 606-10-50-5, as part of Note 3, Operating and Reporting Segments, on page 12, Lennar disclosed disaggregation of revenue by major businesses (homebuilding, financial services, multifamily and other) and by segment, which includes geographical regions for our homebuilding segments.
Additionally, as the adoption of ASC 606 had no material impact and there were no significant changes to our revenue recognition accounting policies as noted in our Form 10-K for the year ended November 30, 2018, no disclosure regarding a change was provided for the interim period. There were no material amounts to disclose for revenue not recognized from contracts with customers or material credit losses recorded on receivables or contract assets arising from our contracts with customers.
In future filings, Lennar will provide explicit disclosure noting the use of the practical expedient and stating that there were no significant changes to the revenue recognition policy as noted in our Form 10-K for the year ended November 30, 2018.

Form 10-K for the period ended November 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24
Comment No. 2
Please expand your disclosures to quantify the dollar impact of the CalAtlantic acquisition on your results of operations to allow a better understanding of how the performance of your legacy business and the acquired CalAtlantic business impacted your results of operations for the periods presented. Refer to Instruction 4 to Item 303(a) of Regulation S-X and Section 501.12(b)(2) of the Financial Reporting Codification.

Response
In our Results of Operations section within Management’s Discussion and Analysis (“MD&A”), Lennar included at the bottom of page 33 and on page 34 tables that compared the pro forma combined deliveries and pro forma combined new orders of Lennar and CalAtlantic homes during Lennar’s fiscal 2017 and 2018 years. Lennar believes that is more meaningful to readers than simply disclosing post-acquisition sales of homes in former CalAtlantic communities. It enables the reader to compare the performance in fiscal 2017 and fiscal 2018 of the entire homebuilding operation that Lennar was conducting at the end of fiscal 2018.
In addition to containing the information described in the first paragraph of this Response, the MD&A contained, in the section subcaptioned Results of Operations, the dollar impact on gross margin related to purchase accounting and the dollar impact on earnings of acquisition and integration costs, related to the acquisition of CalAtlantic, as well as disclosure of where variances to operating results were the result of the CalAtlantic acquisition.
Although the MD&A does not quantify the dollar impact of the CalAtlantic acquisition on Lennar’s results of operations, that information appears in Note 2 of the Notes to Consolidated Financial Statements on page 83, which states that homebuilding revenues included $7.0 billion of revenues, and that earnings before income taxes included $491.3 million of pre-tax earnings, from CalAtlantic since the date of acquisition.

Accordingly, Lennar believes that the MD&A, together with the Notes to Consolidated Financial Statements, provided a complete disclosure of the effects of the acquisition of CalAtlantic on Lennar’s operating results.
If you have any questions regarding the above, please contact me at 305-229-6419 or call Mark Sustana at 305-229-6584.

Sincerely,

By: /s/ Diane Bessette

Name: Diane Bessette

Title: Vice President, Chief Financial Officer and Treasurer

cc:	Ameen Hamady Jeanne Baker

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